Exhibit 4.1

PROMISSORY NOTE

$150,000	May 31, 2015

1.           Principal.    This promissory note (the “Note”) evidences the agreement by ASET Therapeutics, LLC, a Delaware limited liability company (the “Maker”), to pay to MetaStat, Inc., a Nevada corporation (“Payee”) on or before the dates set forth below (the “Maturity Date”), at the address designated in Section 6 hereof, or at such other place as may be designated from time to time by the holder of this Note, and without set-off or counterclaim, the principal aggregate sum of ONE HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($150,000) in accordance with the terms of this Note.

2.           Interest Rate.    The principal outstanding under this Note shall not bear interest, unless and until the occurrence of an Event of Default, in which case all principal then outstanding under this Note shall bear interest from the date of the occurrence of the Event of Default until repayment thereof at an annual rate of eight percent (8%) per annum.

3.           Payments.    Principal due under this Note is payable as follows: (a) June 1, 2015 - $50,000; (b) July 1, 2015 - $50,000; and (c) August 1, 2015 - $50,000. All principal shall be due and payable as of the respective Maturity Date, without demand, offset or deduction.  Maker may prepay at any time without penalty any portion of the principal due under this Note.

4.           Default.    Each of the following shall constitute an Event of Default under this Note:  (a) the failure to make any payment required by this Note within five (5) days when due hereunder; (b) Maker dissolves or is wound up; or (c) Maker makes an assignment for the benefit of creditors, or commences or becomes subject to any case or proceeding under the Federal Bankruptcy Code or any other insolvency, receivership, reorganization, arrangement of debt, liquidation or debtor’s relief law wherein Maker is the debtor.

5.           Acceleration.    Upon the occurrence of any Event of Default under this Note, the entire unpaid principal sum of this Note, together with all other sums due hereunder, shall become immediately due and payable at the election of the holder of this Note, without presentment, demand, protest or notice of protest of any kind, all of which are hereby expressly waived.

6.           Notices.    Any notice, demand, request or other communication under this Note shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the date of transmittal of such notice to such party by telecopier device capable of creating a written record of such notice and its receipt, with an original of such notice deposited in first class mail addressed as set forth below; or (c) forty-eight (48) hours following deposit of such notice in registered or certified mail, postage prepaid and return receipt requested, and addressed to such party at its address as hereinafter set forth or such other address as the parties may hereafter designate:

To Payee:              MetaStat, Inc.
Chief Executive Officer
27 Drydock Avenue
2nd Floor
Boston, MA 02210

To Maker:              ASET Therapeutics, LLC
1350 Treat Blvd., Suite 400
Walnut Creek, CA 94597

7.           Assignment.    Payee or any other holder of this Note shall have the right to sell, assign or otherwise transfer, in whole or in part, this Note, without consent of or notice to anyone.  Each purchaser, assignee or transferee of this Note shall be entitled to all rights and remedies of Payee hereunder.  Maker may not sell, assign or otherwise transfer all or any part of its rights or obligations hereunder without the prior written consent of the holder of this Note, and any such attempted transfer without such consent shall constitute an Event of Default hereunder and shall be null and void.

8.           Further Assurances.    Maker promptly shall make, execute, acknowledge and deliver, in form and substance satisfactory to the holder of this Note, all such additional instruments, agreements and other documents, and Maker shall do all other acts as may at any time be requested by holder, to effectuate and carry out the purpose of this Note.

9.           Successors and Assigns.    This Note shall be binding on and inure to the benefit of the respective legal and personal representatives, devisees, heirs, executors, successors and assigns of Payee and Maker.

10.           Severability.    If any term or provision of this Note, or the application of it to any party or circumstance, is held to be invalid or unenforceable, the remainder of this Note, and the application of such term or provision to any other party or circumstance, shall not be affected thereby, the provisions of this Note being severable in any such instance.

11.           Time of Essence.    Unless otherwise expressly set forth herein, all references in this Note to “days” shall mean and refer to calendar days.  Time is of the essence of this Note and each and every provision and obligation hereunder.

12.           Lawful Money.    Principal and any other sums payable hereunder shall be paid in lawful and immediately available money of the United States.

13.           Jurisdiction/Venue.    Maker and Payee hereby irrevocably submit to the jurisdiction and venue of federal court sitting in New York, New York, in any action or proceeding brought to enforce or otherwise arising out of or related to this Note, and each irrevocably waives to the fullest extent permitted by law any objection which either may now or hereafter have to the resting of such jurisdiction and venue in such forum, and hereby further irrevocably waives any claim that such forum is an inconvenient forum.  In the event any action is brought to enforce the terms hereof, the prevailing party shall be entitled to attorneys’ fees and costs.

14.           Governing Law.    This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to the provisions thereof regarding conflicts of laws.

MAKER: ASET Therapeutics, LLC, a Delaware limited liability company
/s/ David Epstein
By: David Epstein Title: Manager